UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Cyanotech Corporation

(Name of Issuer)

Common Stock, $0.02 par value per share

(Title of Class of Securities)

232437301

(CUSIP Number)

Michael A. Davis
1621 Juanita Lane
Tiburon, CA 94920

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 232437301

1.	Names of Reporting Persons. Michael A. Davis (“Davis”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 675,253
8. Shared Voting Power 181,250
9. Sole Dispositive Power 675,253
10. Shared Dispositive Power 181,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 856,503

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 13.2%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 232437301

1.	Names of Reporting Persons. Janet J. Johnstone (“Johnstone”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 31,250
8. Shared Voting Power 12,119
9. Sole Dispositive Power 31,250
10. Shared Dispositive Power 12,119

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,369

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 232437301

1.	Names of Reporting Persons. Nyracai Davis Irrevocable Trust (the “Nyracai Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 75,000
8. Shared Voting Power 0
9. Sole Dispositive Power 75,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 232437301

1.	Names of Reporting Persons. Nettizane J. Davis Irrevocable Trust (the “Nettizane Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 75,000
8. Shared Voting Power 0
9. Sole Dispositive Power 75,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 232437301

1.	Names of Reporting Persons. Nettizane Johnstone Davis GST Exempt Trust (the “Nettizane GST Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 58,000
8. Shared Voting Power 0
9. Sole Dispositive Power 58,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 232437301

1.	Names of Reporting Persons. Nyracai Johnstone Davis GST Exempt Trust (the “Nyracai GST Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 58,789
8. Shared Voting Power 0
9. Sole Dispositive Power 58,789
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,789

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 232437301

1.	Names of Reporting Persons. The Michael Arlen Davis Revocable Trust (the “Revocable Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 546,345
8. Shared Voting Power 0
9. Sole Dispositive Power 546,345
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 546,345

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 232437301

1.	Names of Reporting Persons. Skywords Family Foundation Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 232437301

Item 1.	Security and Issuer

This Amendment No. 7 (this “Amendment”) to Schedule 13D relates to the common stock (the “Common Stock”) of Cyanotech Corporation (“Cyanotech” or the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by Davis, The Michael Arlen Davis Charitable Lead Annuity Trust (the “Charitable Trust”) and the Revocable Trust on September 21, 2016 (the “Original Filing”), as amended on December 20, 2016 (the “First Amendment”), as further amended on March 17, 2017 (the “Second Amendment”), as further amended on October 19, 2018 (the “Third Amendment”), as further amended on February 27, 2019 (the “Fourth Amendment”), as further amended on March 13, 2019 (the “Fifth Amendment”), as further amended on December 2, 2020 (the “Sixth Amendment”) and together with the Original Filing, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment and the Sixth Amendment (the “Schedule 13D”)). The items below modify the information disclosed under the corresponding item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. The executive office of the Issuer is located at 73-4460 Queen Kaahumanu Hwy. #102, Kailua-Kona, HI 96740.

Item 2. Identity and Background

Item 2 is hereby supplemented as follows:

(a)-(f) No change except Skywords Family Foundation Inc. (“Skywords”) and Rudolf Steiner Foundation (“RSF”) are no longer Reporting Persons.

Item 3. Source of Funds

Item 3 is hereby supplemented as follows:

No change except additional shares have been acquired using personal funds and Mr. Davis has received from the Issuer as director fees shares of restricted stock in lieu of cash.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented and amended as follows:

Skywords granted 424,621 shares of the Common Stock to Ginungagap Foundation (“Ginungagap”) pursuant to a Grant Award, dated as of August 24, 2023 (the “Grant Award”). As a private foundation, Skywords has an obligation to further charitable purposes, including through providing grants or otherwise supporting the activities of public charities such as Ginungagap. Following this grant, Skywords no longer holds any Common Stock and is no longer a member of a group with the Reporting Persons with respect to the Common Stock. Davis serves as the President of Ginungagap and is a member of its board of directors; however Davis has recused himself from all matters relating to the Common Stock owned by Ginungagap, including, without limitation, decisions to vote or dispose of the Common Stock. There are no other agreements between Ginungagap and any of the Reporting Persons regarding the Common Stock. Accordingly, none of the Reporting Persons should be considered to beneficially own any of the Common Stock held by Ginungagap and Ginungagap is not a member of a group with the Reporting Persons.

RSF was a joint filer on this Schedule 13D as a member of a group with the Reporting Persons. Skywords previously donated to RSF both shares of the Common Stock and cash (RSF used the cash to purchase shares of the Common Stock), but none of the Reporting Persons made any donations to RSF or have any role or agreements with RSF concerning the Common Stock. Now that Skywords is no longer a member of a group with the Reporting Persons and Davis has recused himself from all matters relating to the Common Stock owned by Ginungagap, the Reporting Persons have determined that they should not be considered to be part of a group with RSF. The Reporting Persons expect that RSF will file beneficial ownership reports separately from the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby replaced as follows:

Percentage interests in shares of Common Stock reported in this Schedule 13D are based on 6,467,503 shares of Common Stock outstanding at August 25, 2023 based on information provided by the Issuer.

(a)

Davis: 856,503 shares (13.2%), which is inclusive of 546,345 shares held directly by the Revocable Trust, 31,250 shares held directly by Johnstone, 75,000 shares held directly by the Nyracai Trust, 75,000 shares held directly by the Nettizanne Trust, 58,000 shares held by Nettizanne GST Trust and 58,789 shares held by Nyracai GST Trust. Each of Davis, the Revocable Trust, Johnstone, the Nyracai Trust, the Nettizanne Trust, the Nettizanne GST Trust, and the Nyracai GST Trust disclaims any beneficial ownership in any Common Stock beneficially owned by the other Reporting Persons, except to the extent of their respective pecuniary interests therein.

As described in Item 4, Skywords is no longer a member of a group with the Reporting Persons and the Reporting Persons have determined that they are no longer members of a group with RSF.

(b)

Davis has the sole power to vote and dispose of 675,253 shares, including 12,119 shares held directly by Davis, 546,345 shares held directly by the Revocable Trust, of which Davis is the sole trustee, 58,000 shares held by Nettizanne GST Trust, of which Davis is the sole trustee, and 58,789 shares held by Nyracai GST Trust, of which Davis is the sole trustee.

Davis may be deemed to share the power to vote and dispose of 181,250 shares of Common Stock as follows:

•	31,250 shares of Common Stock held directly by Johnstone, the spouse of Davis;
•	75,000 shares held by the Nyracai Trust, of which Davis and Wells Fargo are co-trustees; and
•	75,000 shares held by the Nettizanne Trust, of which Davis and Wells Fargo are co-trustees.

Johnstone has the sole power to vote and dispose of 31,250 shares of Common Stock held by her, and she may be deemed to share the power to vote and dispose of 12,119 shares of Common Stock held by Davis, the spouse of Johnstone.

The Revocable Trust, of which Davis is the sole trustee, has the sole power to vote and dispose of 546,345 shares.

Nettizanne GST Trust, of which Davis is the sole trustee, has the sole power to vote and dispose of 58,000 shares.

Nyracai GST Trust, of which Davis is the sole trustee has the sole power to vote and dispose of 58,789 shares.

Johnstone’s residence is 1621 Juanita Lane, Tiburon, California 94920. Johnstone is a documentary filmmaker. She has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a United States citizen.

Applicable information required by Item 2 with respect to Wells Fargo & Company, who may be deemed to share voting power and/or share dispositive power with Davis over the shares of Common Stock of the Issuer held by the Nyracai Trust and the Nettizanne Trust due to Wells Fargo & Company being a co-trustee of such trusts:

Wells Fargo & Company’s principal place of business is 420 Montgomery Street, San Francisco, CA 94104. The Reporting Persons do not have sufficient knowledge of Wells Fargo & Company to determine if during the last five years, it has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Please refer to public filings made by Wells Fargo & Company with respect to the Common Stock of the Issuer. Wells Fargo & Company was organized in Delaware.

(c)

The following transactions in shares of Common Stock of the Issuer were effected within 60 days before the filing of this Amendment:

On August 24, 2023, Skywords granted 424,621 shares of the Common Stock to Ginungagap pursuant to the Grant Award for no consideration.

(d)

Not applicable.

(e)

On August 24, 2023, Skywords ceased to own any shares of the Common Stock.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented and amended as follows:

Skywords is party to the Grant Award with Ginungagap, pursuant to which Skywords granted 424,621 shares of the Common Stock to Ginungagap.

Davis is party to the Recusal, dated as of August 24, 2023, pursuant to which Davis has recused himself from all matters relating to the Common Stock owned by Ginungagap.

The foregoing description of the Grant Award and the Recusal does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are included as Exhibits C and D hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B Grant Award, dated as of August 24, 2023, by and among Skywords and Ginungagap.

Exhibit C Recusal, dated as of August 24, 2023, by Davis and acknowledged on behalf of Ginungagap.

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CUSIP No. 232437301

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2023

/s/ Michael A. Davis Michael A. Davis	/s/ Janet J. Johnstone Janet J. Johnstone
Michael Arlen Davis Revocable Trust By: /s/ Michael A. Davis Michael A. Davis, Trustee	Skywords Family Foundation Inc. By: /s/ Michael A. Davis Michael A. Davis, Director
Nettizanne J. Davis Irrevocable Trust By: /s/ Michael A. Davis Michael A. Davis, Trustee	Nettizanne Johnstone Davis GST Exempt Trust By: /s/ Michael A. Davis Michael A. Davis, Trustee
Nyracai Johnstone Davis GST Exempt Trust By: /s/ Michael A. Davis Michael A. Davis, Trustee

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CUSIP No. 232437301

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Michael A. Davis, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: August 29, 2023

/s/ Michael A. Davis Michael A. Davis	/s/ Janet J. Johnstone Janet J. Johnstone
Michael Arlen Davis Revocable Trust By: /s/ Michael A. Davis Michael A. Davis, Trustee	Skywords Family Foundation Inc. By: /s/ Michael A. Davis Michael A. Davis, Director
Nettizanne J. Davis Irrevocable Trust By: /s/ Michael A. Davis Michael A. Davis, Trustee	Nettizanne Johnstone Davis GST Exempt Trust By: /s/ Michael A. Davis Michael A. Davis, Trustee
Nyracai Johnstone Davis GST Exempt Trust By: /s/ Michael A. Davis Michael A. Davis, Trustee

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CUSIP No. 232437301

EXHIBIT B

GRANT AWARD, DATED AUGUST 24, 2023.

Skywords Family Foundation
Grant Award

Date of Agreement: August 24, 2023

Parties to Agreement: Skywords Family Foundation Inc., a Delaware nonprofit non-stock corporation (“Skywords”), and Ginungagap Foundation, a Delaware nonprofit non-stock corporation (“Grantee”)

Grantor:	Skywords Family Foundation, Inc.

Purpose of Grant: To assist Grantee to fulfill its stated charitable mission, including through providing grants or otherwise supporting the activities of Grantee

Total Amount of Grant: 424,621 shares of common stock (the “Granted Shares”) of Cyanotech Corporation, a Nevada corporation (“Cyanotech”), with a value at the date of grant of $346,066 (based on the average of the high and low price of the Cyanotech common stock on the date of transfer)

Award Date: The grant of the Granted Shares will be made on August 24, 2023 which is a date that is at least 2 trading days after neither Skywords nor Michael A. Davis (“Davis”) is subject to any “blackout period” or trading restrictions, if any, established by Cyanotech applicable to either Skywords or Davis with respect to Cyanotech’s common stock

This grant is awarded by Skywords, subject to the following terms and conditions:

1.	Grantee confirms that it is an organization that is currently recognized by the Internal Revenue Service (the “IRS”) as a public charity under Sections 501(c)(3) and 509(a)(3) of the Internal Revenue Code (the “Code”), and Grantee will inform Skywords immediately of any change in, or IRS proposed or actual revocation (whether or not appealed) of, its tax status described above.
2.	This grant may be used only for Grantee’s charitable activities. While Skywords understands that Grantee may participate in the public policy process, consistent with its tax-exempt status, Grantee may not use any proceeds from the Granted Shares to influence the outcome of any public election or to carry on any voter registration drive. This grant must be used for the purpose as identified above, and may not be expended for any other purposes without Skywords’ prior written approval.
3.	Grantee acknowledges that 300,000 of the 424,621 Granted Shares are restricted stock and Grantee will not be able to sell, transfer or otherwise dispose of any of the Granted Shares unless such sale, transfer or other disposition is consummated in compliance with the safe harbor provided by Rule 144 promulgated under the Securities Act of 1933 Act, as amended (the “1933 Act”) or other available exemption under the 1933 Act, and Grantee, upon written request by Cyanotech, provides a written representation letter to Cyanotech containing the necessary information to permit Cyanotech’s counsel to issue a written legal opinion that such sale, transfer or other disposition is consummated in compliance with the safe harbor provided by Rule 144 promulgated under the 1933 Act or other available exemption under the 1933 Act.
4.	This Grant Award shall be governed by and construed in accordance with the laws of the State of California applicable to contracts entered into between California residents and wholly to be performed in California. This grant award constitutes the entire agreement between the parties. This grant award may not be modified or amended, and no provision waived, without the prior written consent of the party against whom enforcement of the amendment or waiver is sought. If any provision contained in this agreement is determined to be void, illegal or unenforceable, in whole or in part, then the other provisions contained herein shall remain in full force and effect as if the provision that was determined to be void, illegal, or unenforceable had not been contained herein. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It is further understood and agreed that a copy of this signed agreement, including an electronic copy in pdf, shall be as binding as the signed original of the agreement.

On behalf of Skywords, I agree to make the grant of Granted Shares to Grantee pursuant to the foregoing terms and conditions.

Signature: /s/ Michael A. Davis

Name:	Michael A. Davis
Title:	President, Skywords Family Foundation Inc.

Dated as of: August 24, 2023

On behalf of Grantee, I understand and agree to the foregoing terms and conditions of Skywords’ grant.

Signature: /s/ Mark Finser

Name:	Mark Finser
Title:	Secretary Treasurer, Ginungagap Foundation

Dated as of: August 24, 2023

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CUSIP No. 232437301

EXHIBIT C

Ginungagap Foundation

Recusal by Michael A. Davis

I, Michael A. Davis, in my capacity as President and a director of Ginungagap Foundation, a Delaware nonprofit non-stock corporation (the “Foundation”), hereby recuse myself from participating in all matters relating to all shares of stock of Cyanotech Corporation, a Nevada corporation, owned by the Foundation, or any portion thereof (the “Cyanotech Shares”).

I acknowledge that I shall have no right to exercise any power, direction, or action with respect to the Cyanotech Shares, including, without limitation, voting, exchanging, selling, and disposing of the Cyanotech Shares. All powers, directions, or actions with respect to the Cyanotech Shares shall be exercised, determined, and taken by the other directors and/or officers of the Foundation.

Given my role as the Chairman of the Board of Cyanotech Corporation, this Recusal is intended to preclude any self-dealing transaction or any appearance of self-dealing involving the Foundation in conformance with California Corporations Code Section 5233.

Signature:	/s/ Michael A. Davis
Name:	Michael A. Davis
Title:	President and Director, Ginungagap Foundation

Dated as of: August 24, 2023

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CUSIP No. 232437301

Acknowledgement of Recusal

On behalf of Ginungagap Foundation, a Delaware nonprofit non-stock corporation (the “Foundation”), each of the undersigned directors of the Foundation acknowledge receipt of a signed copy of the foregoing Recusal by Michael A. Davis, as President and a director of the Foundation, with respect to all powers, directions, or actions with respect to all shares of stock of Cyanotech Corporation, a Nevada corporation, owned by the Foundation, or any portion thereof.

Signature: /s/ Beth Weisburn

Name:	Beth Weisburn
Title:	Director, Ginungagap Foundation

Dated as of: August 24, 2023

Signature: /s/ Reid Shaw

Name:	Reid Shaw
Title:	Director, Ginungagap Foundation

Dated as of: August 24, 2023